FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

NatWest Group plc
8 June 2023
Transaction in Own Shares
NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
08 June 2023	438,357	260.00	259.40	259.8908	LSE
08 June 2023	29,608	260.00	259.60	259.7245	CHIX
08 June 2023	52,392	260.00	259.50	259.7685	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 17 February 2023, as announced on 17 February 2023.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 207,250,484 Ordinary Shares in treasury and have 8,971,985,724 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
08 June 2023	14:43:09	BST	10	259.60	BATE	1813674
08 June 2023	14:43:10	BST	467	259.60	BATE	1813697
08 June 2023	14:43:11	BST	2197	259.60	BATE	1813709
08 June 2023	14:43:12	BST	1125	259.60	BATE	1813737
08 June 2023	14:43:12	BST	1477	259.60	BATE	1813735
08 June 2023	14:43:19	BST	1255	259.60	BATE	1814020
08 June 2023	14:43:19	BST	4892	259.60	BATE	1814018
08 June 2023	14:43:20	BST	9507	259.50	BATE	1814079
08 June 2023	14:43:53	BST	1766	259.70	BATE	1814713
08 June 2023	14:43:53	BST	7582	259.70	BATE	1814706
08 June 2023	14:46:58	BST	10381	260.00	BATE	1820048
08 June 2023	14:46:58	BST	11733	260.00	BATE	1820050
08 June 2023	14:43:19	BST	7700	259.60	CHIX	1814026
08 June 2023	14:43:19	BST	2100	259.60	CHIX	1814024
08 June 2023	14:43:19	BST	684	259.60	CHIX	1814022
08 June 2023	14:43:19	BST	9908	259.60	CHIX	1814016
08 June 2023	14:46:58	BST	9216	260.00	CHIX	1820052
08 June 2023	14:43:07	BST	3800	259.70	LSE	1813612
08 June 2023	14:43:08	BST	3486	259.70	LSE	1813660
08 June 2023	14:43:08	BST	3525	259.70	LSE	1813658
08 June 2023	14:43:08	BST	7954	259.70	LSE	1813656
08 June 2023	14:43:08	BST	12445	259.70	LSE	1813654
08 June 2023	14:43:08	BST	5722	259.70	LSE	1813652
08 June 2023	14:43:08	BST	1824	259.70	LSE	1813650
08 June 2023	14:43:08	BST	13979	259.70	LSE	1813648
08 June 2023	14:43:19	BST	2874	259.60	LSE	1814032
08 June 2023	14:43:19	BST	3486	259.60	LSE	1814030
08 June 2023	14:43:19	BST	3960	259.60	LSE	1814028
08 June 2023	14:43:20	BST	2254	259.50	LSE	1814081
08 June 2023	14:43:20	BST	4306	259.50	LSE	1814077
08 June 2023	14:43:38	BST	7181	259.40	LSE	1814377
08 June 2023	14:43:50	BST	2710	259.90	LSE	1814593
08 June 2023	14:43:52	BST	890	259.90	LSE	1814664
08 June 2023	14:43:52	BST	1339	259.90	LSE	1814662
08 June 2023	14:43:52	BST	3525	259.90	LSE	1814656
08 June 2023	14:43:52	BST	3486	259.90	LSE	1814654
08 June 2023	14:43:52	BST	4037	259.90	LSE	1814658
08 June 2023	14:43:52	BST	1618	259.90	LSE	1814660
08 June 2023	14:43:52	BST	73020	259.90	LSE	1814652
08 June 2023	14:43:52	BST	16519	259.90	LSE	1814650
08 June 2023	14:43:52	BST	8500	259.90	LSE	1814642
08 June 2023	14:43:52	BST	17000	259.90	LSE	1814636
08 June 2023	14:43:52	BST	17000	259.90	LSE	1814640
08 June 2023	14:43:52	BST	793	259.90	LSE	1814638
08 June 2023	14:43:52	BST	9155	259.90	LSE	1814644
08 June 2023	14:43:52	BST	21018	259.90	LSE	1814646
08 June 2023	14:43:52	BST	8500	259.90	LSE	1814648
08 June 2023	14:44:21	BST	3525	260.00	LSE	1815296
08 June 2023	14:44:21	BST	3486	260.00	LSE	1815298
08 June 2023	14:44:21	BST	1575	260.00	LSE	1815300
08 June 2023	14:44:21	BST	1339	260.00	LSE	1815302
08 June 2023	14:44:21	BST	3072	260.00	LSE	1815304
08 June 2023	14:44:21	BST	7728	260.00	LSE	1815294
08 June 2023	14:44:33	BST	1694	259.90	LSE	1815666
08 June 2023	14:44:33	BST	11217	259.90	LSE	1815663
08 June 2023	14:44:33	BST	1394	259.90	LSE	1815661
08 June 2023	14:46:58	BST	664	260.00	LSE	1820062
08 June 2023	14:46:58	BST	5392	260.00	LSE	1820054
08 June 2023	14:46:58	BST	1387	260.00	LSE	1820056
08 June 2023	14:46:58	BST	904	260.00	LSE	1820058
08 June 2023	14:46:58	BST	276	260.00	LSE	1820060
08 June 2023	14:48:11	BST	834	260.00	LSE	1822753
08 June 2023	14:48:11	BST	10899	260.00	LSE	1822751
08 June 2023	14:48:11	BST	16215	260.00	LSE	1822745
08 June 2023	14:48:12	BST	799	260.00	LSE	1822877
08 June 2023	14:48:12	BST	14138	260.00	LSE	1822871
08 June 2023	14:48:12	BST	9007	260.00	LSE	1822875
08 June 2023	14:48:12	BST	12056	260.00	LSE	1822873
08 June 2023	14:48:12	BST	12246	260.00	LSE	1822867
08 June 2023	14:48:12	BST	1479	260.00	LSE	1822869
08 June 2023	14:48:12	BST	1461	260.00	LSE	1822831
08 June 2023	14:48:12	BST	15058	260.00	LSE	1822829
08 June 2023	14:48:12	BST	8145	260.00	LSE	1822827
08 June 2023	14:48:12	BST	26461	260.00	LSE	1822824

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 8 June 2023